Exhibit 12 General Electric Company Ratio of Earnings to Fixed Charges

(Dollars in millions)		Years ended December 31
		1995	1996	1997	1998	1999

GE except GECS
Earnings (a)		$ 8,696	$ 9,677	$ 10,132	$ 12,230	$ 14,103
Less:	Equity in undistributed earnings of General Electric Capital Services, Inc. (b)	(1,324)	(1,836)	(1,597)	(2,124)	(2,776)
Plus:	Interest and other financial charges included in expense	649	595	797	883	810
	One-third of rental expense (c)	174	171	179	189	202

Adjusted "earnings"		$ 8,195	$ 8,607	$ 9,511	$ 11,178	$ 12,339

Fixed Charges:
	Interest and other financial charges	$ 649	$ 595	$ 797	$ 883	$ 810
	Interest capitalized	13	19	31	38	36
	One-third of rental expense (c)	174	171	179	189	202

Total fixed charges		$ 836	$ 785	$ 1,007	$ 1,110	$ 1,048

Ratio of earnings to fixed charges		9.80	10.96	9.44	10.07	11.78

General Electric Company and consolidated affiliates
Earnings (a)		$ 9,941	$ 11,075	$ 11,419	$ 13,742	$ 15,942
Plus:	Interest and other financial charges included in expense	7,336	7,939	8,445	9,821	10,174
	One-third of rental expense (c)	349	353	423	486	558

Adjusted "earnings"		$ 17,626	$ 19,367	$ 20,287	$ 24,049	$ 26,674

Fixed Charges:
	Interest and other financial charges	$ 7,336	$ 7,939	$ 8,445	$ 9,821	$ 10,174
	Interest capitalized	34	60	83	126	123
	One-third of rental expense (c)	349	353	423	486	558

Total fixed charges		$ 7,719	$ 8,352	$ 8,951	$ 10,433	$ 10,855

Ratio of earnings to fixed charges		2.28	2.32	2.27	2.31	2.46

(a) Earnings before income taxes and minority interest. (b) Earnings after income taxes, net of dividends. (c) Considered to be representative of interest factor in rental expense.